
06016736


hongkong electric

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(Stock code 股份代號：006)

2006 Interim Report

CHAIRMAN'S STATEMENT

Half Year Results

The Group's unaudited consolidated net profit, after tax and Scheme of Control transfers, for the first six months of 2006 was HK$2,479 million, an increase of 8.4% over the same period last year. The Hongkong Electric Company, Ltd. (HEC) earnings for the period were HK$2,128 million (2005: HK$1,943 million). Earnings from the Group's international operations for the six month period were HK$209 million compared with HK$313 million for the same period in 2005. The lower first half 2006 international operations earnings reflected the disposal of a 22.07% interest in the Australian electricity businesses in December 2005.

Interim Dividend

The Directors have today declared an interim dividend for 2006 of 58 cents (2005: 58 cents) per share. The dividend will be payable on 22nd September 2006, to shareholders whose names appear in the Company's Register of Members on 21st September 2006.

The Register of Members will be closed from 14th September 2006 to 21st September 2006 both days inclusive. To qualify for the interim dividend, transfers should be lodged with the Registrars by 4:00 p.m. on 13th September 2006.

Hong Kong Operations

Growth in unit sales of electricity for the first six months of 2006 was 0.9%. Notwithstanding a stronger Hong Kong economy unit sales of electricity were only marginally higher than that for the same period last year. The low sales growth was primarily due to wetter and cooler weather and to the effect of various energy saving initiatives. Maximum demand in the first six months of the year was 2,434 MW compared with 2,363 MW for the same period in 2005.

Our continuing program to reduce emissions from the Lamma Power Station progressed during the first half of 2006, contracts are expected to be awarded in September this year for the flue gas desulphurisation retrofit work for Units 4 and 5. Laying of the 93km submarine gas pipeline from Shenzhen to the Lamma Power Station extension has been completed and the pipeline pressure tested. Civil and engineering work for Unit 9 HEC's first 300 MW class gas fired combined cycle unit has been completed and first firing of the gas turbine was successfully achieved on 30th June 2006. The 800 kW wind turbine on

Lamma Island which has been in operation since the end of September 2005 was officially commissioned on 23rd February 2006. In February, an education exhibit was opened on the site, which has attracted significant public interest in renewable energy.

Additional transmission facilities work for the Lamma Power Station which were commenced in 2005 progressed with the laying of the 275 kV cables from Lamma Island to Cyberport on Hong Kong Island being completed and one of the circuits being energized.

World class supply reliability was maintained in the first half of 2006 with reliability at 99.999%, a level that has been consistently achieved since 1997. Of the 5,008 million kWh of electricity sold during the period commercial sales made up 74.9%, domestic sales 21.1% and industrial sales 4.0%.

In March, HEC made a submission to the Hong Kong Government in response to the stage II consultation on the future development of the electricity market in Hong Kong. Over 17,000 submissions were received by the Government in the consultation. Although much of the public discussion of Government's proposals for the electricity market has focused on tariffs and reliability of supply, a paper prepared by the Government summarizing the stage II consultation submissions stated that there is a general consensus that reliability and safety of supply is most important and should be the key consideration in the future development of the electricity market. Indeed, forecast power shortages in Guangdong province, along with recent blackouts in New York city and Auckland, New Zealand and the vulnerable supply situation in California are timely reminders for all of us of the central importance of security and reliability of electricity supply in Hong Kong. The recent heat waves in the United States and Europe threatened the stability and reliability of their respective power grids highlighting the importance of continued investment in electricity infrastructure. In Hong Kong, the existing scheme of control and the returns under that scheme have ensured the investment required to achieve the high degree of stability and reliability which is taken for granted in Hong Kong but not enjoyed in other parts of the world today. Although we support in principle Government's stated policy of providing safe and reliable electricity at reasonable prices with minimal environmental impact, our submission communicated to Government many concerns regarding the proposed arrangements including those in relation to the permitted rate of return, the duration of the regulatory framework and changes to emission penalties. We will continue to discuss these concerns with Government with a view to achieving an outcome that is both reasonable for our shareholders and also safeguards the vital interests of consumers in continued security and reliability of electricity supply.

International Operations

During the first half of 2006, the Australian electricity businesses recorded increased electricity consumption and customer growth. Northern Gas Networks in the U.K. operated satisfactorily and is on track to meet its operational and financial targets. In Thailand construction of the Ratchaburi 1,400 MW gas fired power station in which we have a 25% interest commenced, with completion of the power station scheduled for 2008. Financing arrangements for the power station were put in place earlier in the year.

Outlook

In Hong Kong we expect that the low growth in electricity sales experienced in the first half of the year will continue into the second half. In addition, high coal and natural gas prices will continue to put pressure on fuel costs. HEC's current electricity tariff is lower than it is entitled to charge under the current scheme of control. This is the fourth year in succession that HEC has foregone permitted return in order to benefit its customers by charging lower electricity tariffs than it is entitled to under the scheme of control.

Our international investments have performed well in the first half of 2006, bearing in mind the lower attributable interest in the Australian electricity businesses. We will continue with our strategy of investing outside Hong Kong so as to reduce our reliance on earnings from our electricity operations in Hong Kong. I would like to thank the board, management and staff for their hard work and dedication and our shareholders for their continued support.

Canning Fok Kin-ning
Chairman

Hong Kong, 10th August 2006

FINANCIAL REVIEW

Capital Expenditure, Liquidity, Financial Resources and Gearing Ratio

Capital Expenditure during the period amounted to HK$1,137 million, which was primarily funded by internal sources and external borrowings. As at 30th June 2006, total external borrowings were HK$12,042 million (31st December 2005: HK$10,645 million), comprising unsecured bank loans and debt securities in issue.

As at 30th June 2006, committed banking facilities available to the Group were HK$7,100 million, of which HK$5,129 million had been drawn. In addition, the Group had liquid funds of HK$4,957 million (31st December 2005: HK$4,561 million). The gearing ratio (net debt/shareholders' funds) at 30th June 2006 was 17% (31st December 2005: 15%).

Treasury Policies and Capital Structure

The Group finances its businesses by a combination of internal resources, bank borrowings and debt issuance. Financing activities are managed so as to ensure that committed facilities are available for refinancing and business needs.

As at 30th June 2006, the profile of external borrowings after taking into account of currency and interest rate swaps was as follows:

(1) 71% was denominated in Hong Kong dollars and 29% in Australian dollars;

(2) 79% was bank loans and 21% capital market instruments;

(3) 3% was repayable within 1 year, 87% was repayable between 2 to 5 years and 10% was repayable beyond 5 years;

(4) 45% was in fixed rate or capped rate and 55% in floating rate.

Currency and interest rate risks are managed in accordance with the Group's treasury policy. Derivative financial instruments are used primarily for managing interest rate and foreign currency risks. It is the Group's policy not to engage in speculative transactions. Treasury transactions are only executed with counterparties with acceptable credit ratings to control credit risk exposure. Foreign currency transaction exposure is managed, utilising forward contracts and interest rate and currency swaps. As at 30th June 2006, over 95% of the Group's foreign exchange exposure was either denominated in US dollars or hedged into Hong Kong or US dollars. Currency exposure arising from international investments is where considered appropriate mitigated in part by financing those investments with borrowings in the currency of the investment. Interest rate risk is managed by securing fixed rate borrowings or by using appropriate interest rate derivative instruments. The contractual notional amounts of derivative instruments outstanding at 30th June 2006 amounted to HK$5,824 million (31st December 2005: HK$10,210 million).

FINANCIAL REVIEW *(Continued)*

Charges on Group Assets

As at 30th June 2006, the shares of an associate owned by the Group were pledged as part of the security arrangement for project financing facilities to that associate. The assets of the associate at 30th June 2006 amounted to approximately HK$827 million (31st December 2005: HK$358 million).

Contingent Liabilities

As at 30th June 2006, the Company has given guarantees and indemnities in respect of bank and other borrowing facilities made available to subsidiaries and in respect of financial commitments of subsidiaries totalling HK$5,352 million (31st December 2005: HK$5,002 million). Out of this amount, HK$5,023 million (31st December 2005: HK$4,781 million), while being a contingent liability of the Company, is reflected in the Consolidated Balance Sheet of the Group.

As at 30th June 2006, a wholly-owned subsidiary of the Company, The Hongkong Electric Company, Limited, has given guarantees to third parties in respect of the value of leased equipment of HK$210 million (31st December 2005: HK$210 million) at expiry of the lease.

Employees

The Group continues its policy of pay for performance and market pay rates are monitored to ensure competitiveness is maintained. The Group's total remuneration costs for the six months ended 30th June 2006, excluding directors' emoluments, amounted to HK$437 million (30th June 2005: HK$447 million). As at 30th June 2006, the Group employed 1,960 permanent staff (30th June 2005: 2,013). No share option scheme is in operation.

Apart from well-established training schemes for university graduates, trainee technicians and apprentices, the Group also provides training for employees in language, computer knowledge and technology relevant to the Group's industry. As well there are job-related courses to enhance the general skills and knowledge of the Group's employees.

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30th June 2006

	Note	Six months ended 30th June 2006 HK$ million	2005 HK$ million Restated
Turnover	*3*	**5,653**	5,363
Direct costs		**(1,989)**	(1,993)
		3,664	3,370
Other revenue and net income		**417**	482
Other operating costs		**(404)**	(409)
Finance costs		**(181)**	(298)
Operating profit		**3,496**	3,145
Share of profits less losses of associates		**73**	140
Profit before taxation	*4*	**3,569**	3,285
Income tax	*5*	**(572)**	(540)
Profit after taxation		**2,997**	2,745
Scheme of Control transfers to:	*6*		
Development Fund		**(518)**	(458)
Rate Reduction Reserve		**—**	—
		(518)	(458)
Profit attributable to equity shareholders			
Local activities		**2,270**	1,974
Overseas activities		**209**	313
Profit for the period		**2,479**	2,287
Interim dividend	*7*	**1,238**	1,238
Earnings per share	*8*	**116 cents**	107 cents
Interim dividend per share	*7*	**58 cents**	58 cents

The notes on pages 11 to 18 form part of these financial statements

CONSOLIDATED BALANCE SHEET

At 30th June 2006

	Note	(Unaudited) 30th June 2006 HK$ million	(Audited) 31st December 2005 HK$ million
Non-current assets			
Fixed assets			
— Property, plant and equipment		**37,700**	38,294
— Assets under construction		**6,222**	5,524
— Interest in leasehold land held for own use under operating leases		**2,412**	2,440
	9	**46,334**	46,258
Interest in associates		**5,741**	5,780
Other non-current financial assets		**1,687**	1,682
Derivative financial instruments		**44**	29
Deferred tax assets		**12**	14
Employee retirement benefit assets		**192**	170
		54,010	53,933
Current assets			
Inventories		**502**	445
Trade and other receivables	*10*	**1,454**	1,090
Fuel Clause Account		**815**	1,079
Cash and cash equivalents	*11*	**4,957**	4,561
		7,728	7,175
Current liabilities			
Trade and other payables	*12*	**(879)**	(1,068)
Bank overdrafts — unsecured		**(5)**	(8)
Current portion of bank loans and other borrowings		**(393)**	(354)
Current taxation		**(500)**	(220)
		(1,777)	(1,650)
Net current assets		**5,951**	5,525
Total assets less current liabilities		**59,961**	59,458
Non-current liabilities			
Interest-bearing borrowings		**(11,644)**	(10,209)
Deferred creditors and other payables		**—**	(52)
Derivative financial instruments		**(1)**	(287)
Customers' deposits		**(1,525)**	(1,508)
Deferred tax liabilities		**(5,409)**	(5,382)
Employee retirement benefit liabilities		**(333)**	(335)
		(18,912)	(17,773)
Rate Reduction Reserve		**—**	—
Development Fund		**(518)**	—
Net Assets		**40,531**	41,685
Capital and Reserves			
Share capital	*13*	**2,134**	2,134
Reserves		**38,397**	39,551
Total equity attributable to equity shareholders of the Company		**40,531**	41,685

The notes on pages 11 to 18 form part of these financial statements.

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th June 2006

	Six months ended 30th June	
	2006	2005
	HK$ million	HK$ million
Net cash from operating activities	**3,975**	3,429
Net cash used in investing activities	**(1,040)**	(3,132)
Net cash used in financing activities	**(2,536)**	(134)
Net increase in cash and cash equivalents	**399**	163
Cash and cash equivalents at 1st January	**4,553**	1,421
Cash and cash equivalents at 30th June	**4,952**	1,584
Analysis of the balances of cash and cash equivalents		
Cash and cash equivalents	**4,957**	1,591
Bank overdrafts — unsecured	**(5)**	(7)
	4,952	1,584

The notes on pages 11 to 18 form part of these financial statements.

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30th June 2006

	Attributable to Equity Shareholders of the Company						
HK$ million	Share Capital	Share Premium	Exchange Reserve	Hedging Reserve	Revenue Reserve	Dividends	Total
Total equity at 1st January 2005	2,134	4,476	349	(119)	27,805	2,540	37,185
Exchange difference on translation of:							
— financial statements of overseas subsidiaries	—	—	(4)	—	—	—	(4)
— overseas associates	—	—	13	—	—	—	13
Change in fair value of cash flow hedges	—	—	—	105	14	—	119
Net income and expense recognised directly in equity	—	—	9	105	14	—	128
Profit for the period	—	—	—	—	2,287	—	2,287
Total recognised income and expense for the period	—	—	9	105	2,301	—	2,415
Final dividend in respect of the previous year approved and paid	—	—	—	—	—	(2,540)	(2,540)
Interim dividend (see note 7)	—	—	—	—	(1,238)	1,238	—
Total equity at 30th June 2005	2,134	4,476	358	(14)	28,868	1,238	37,060

The notes on pages 11 to 18 form part of these financial statements.

HK$ million	Share Capital	Share Premium	Exchange Reserve	Hedging Reserve	Revenue Reserve	Dividends	Total
	Attributable to Equity Shareholders of the Company						
Total equity at 1st January 2006	2,134	4,476	132	2	31,227	3,714	41,685
Exchange difference on translation of:							
— financial statements of overseas subsidiaries	—	—	(1)	—	—	—	(1)
— overseas associates	—	—	8	—	—	—	8
Cash flow hedge:							
— effective portion of changes in fair value, net of deferred tax	—	—	—	37	38	—	75
— transferred to initial carrying amount of non-financial hedged items	—	—	—	(1)	—	—	(1)
Net income and expense recognised directly in equity	—	—	7	36	38	—	81
Profit for the period	—	—	—	—	2,479	—	2,479
Total recognised income and expense for the period	—	—	7	36	2,517	—	2,560
Final dividend in respect of the previous year approved and paid	—	—	—	—	—	(3,714)	(3,714)
Interim dividend (see note 7)	—	—	—	—	(1,238)	1,238	—
Total equity at 30th June 2006	2,134	4,476	139	38	32,506	1,238	40,531

The notes on pages 11 to 18 form part of these financial statements.

(Expressed in Hong Kong Dollars)

1. Review of Condensed Interim Financial Statements

The condensed interim financial statements are unaudited, but have been reviewed by the Audit Committee.

2. Basis of Preparation

The condensed interim financial statements have been prepared in accordance with the applicable provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

The condensed interim financial statements have been prepared in accordance with the same accounting policies adopted in the 2005 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2006 annual financial statements. The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective or available for early adoption for the accounting periods beginning on or after 1st January 2006. In 2006, the Group has adopted the following new HKFRSs pertinent to its operations. The adoption of the new HKFRSs has no material effect on the Group's results and financial position for the current or prior periods.

(a) Amendment to HKAS 21 The Effects of Changes in Foreign Exchange Rates — Net Investment in a Foreign Operation

(b) Amendment to HKAS 39 Financial Instruments: Recognition and Measurement — Cash Flow Hedge Accounting of Forecast Intragroup Transactions

(c) Amendment to HKAS 39 Financial Instruments: Recognition and Measurement — The Fair Value Option

(d) Amendment to HKAS 39 Financial Instruments: Recognition and Measurement and HKFRS 4 Insurance Contracts — Financial Guarantee Contracts

(e) HKFRS Interpretation 4 — Determining Whether an Arrangement Contains a Lease

(f) Amendments, as a consequence of the Hong Kong Companies (Amendment) Ordinance 2005, to HKAS 1 Presentation of Financial Statements, HKAS 27 Consolidated and Separate Financial Statements and HKFRS 3 Business Combinations

2. Basis of Preparation *(continued)*

The Group has not early adopted the following new/revised HKFRSs, HKASs and Interpretations that have been issued but not yet effective for the accounting period ending 31st December 2006. The Group is in the process of making an assessment of the impact of these new/revised HKFRSs, HKASs and Interpretations to the Group's results of operations and financial position in the period of initial application.

		Effective for accounting periods beginning on or after
HK(IFRIC) Interpretation 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies	1st March 2006
HK(IFRIC) Interpretation 8	Scope of HKFRS 2	1st May 2006
HK(IFRIC) Interpretation 9	Reassessment of Embedded Derivatives	1st June 2006
Amendment to HKAS 1	Presentation of Financial Statements: Capital Disclosures	1st January 2007
HKFRS 7	Financial Instruments: Disclosure	1st January 2007

3. Turnover and Segmental Information

The analyses of the principal activities and geographical locations of the operations of the Group during the financial period are as follows:

	Turnover Six months ended 30th June		Operating profit Six months ended 30th June	
	2006	2005	**2006**	2005
	$ million	$ million	**$ million**	$ million
Principal activities				
Sales of electricity and its related income	**5,634**	5,338	**3,281**	2,998
Technical service fees	**19**	25	**4**	5
Unallocated and other items	**—**	—	**76**	—
	5,653	5,363	**3,361**	3,003
Interest income			**327**	459
Finance costs			**(181)**	(298)
Unallocated group expenses			**(11)**	(19)
Operating profit			**3,496**	3,145

Geographical locations of operations

	Turnover Six months ended 30th June	
	2006	2005
	$ million	$ million
Hong Kong	**5,647**	5,355
Rest of Asia and other locations	**6**	8
	5,653	5,363

4. **Profit Before Taxation**

	Six months ended 30th June	
	2006	2005
	$ million	$ million
Profit before taxation is shown after charging/(crediting):		
Finance costs		
Interest on borrowings	**305**	361
Less: interest capitalised to fixed assets	**(118)**	(59)
interest transferred to fuel cost	**(6)**	(4)
	181	298
Depreciation		
Depreciation charges for the period	**1,008**	999
Less: depreciation capitalised	**(67)**	(69)
	941	930
Amortisation of leasehold land	**27**	29
Net profit on disposal of fixed assets	**(3)**	(13)
Share of associates' taxation	**28**	119

5. **Income Tax**

	Six months ended 30th June	
	2006	2005
	$ million	$ million restated
Current Tax		
The Company and its subsidiaries — Hong Kong	**542**	437
Deferred Tax		
The Company and its subsidiaries — Hong Kong	**29**	103
— Overseas	**1**	—
Total	**572**	540

Hong Kong Profits Tax has been provided for at the rate of 17.5% (2005: 17.5%) based on the estimated assessable profits for the period. Overseas taxation has been provided for at the applicable rate on the estimated assessable profit.

6. **Scheme of Control Transfers**

The Scheme of Control transfers are a mid year notional transfer. The actual Scheme of Control transfers can only be determined in accordance with the Scheme of Control at the year end.

7. Interim Dividend

After the balance sheet date, the interim dividend declared by the Board of Directors is as follows:

	Six months ended 30th June	
	2006	2005
	$ million	$ million
Interim dividend of 58 cents per share (2005: 58 cents per share)	**1,238**	1,238

8. Earnings Per Share

The calculation of earnings per share is based on the profit attributable to equity shareholders of $2,479 million (2005: $2,287 million) and 2,134,261,654 ordinary shares (2005: 2,134,261,654 ordinary shares) in issue during the period.

9. Fixed Assets

During the period, additions to property, plant and equipment amounted to $1,137 million (2005: $1,534 million). Net book value of property, plant and equipment disposed amounted to $25 million (2005: $20 million).

During the period, net book value of leasehold land disposed amounted to $1 million (2005: $4 million).

10. Trade and Other Receivables

	30th June 2006	31st December 2005
	$ million	$ million
Derivative financial instruments	**14**	32
Debtors (see note below)	**1,440**	1,058
	1,454	1,090
Debtors' ageing is analysed as follows:		
Within 1 month	**742**	555
1 to 3 months overdue	**26**	28
More than 3 months overdue but less than 12 months overdue	**10**	10
Total trade debtors (see note below)	**778**	593
Deposits, prepayments and other receivables	**662**	465
	1,440	1,058

10. Trade and Other Receivables *(Continued)*

Electricity bills issued to domestic, small industrial, commercial and miscellaneous customers of electricity supplies are due upon presentation whereas maximum demand customers are allowed a credit period of 16 working days. If settlements by maximum demand customers are received after the credit period, The Hongkong Electric Company, Limited is entitled to add a surcharge of 5% to the respective bills.

11. Cash and Cash Equivalents

	30th June 2006 $ million	31st December 2005 $ million
Deposits with banks and other financial institutions	**4,938**	4,548
Cash at bank and on hand	**19**	13
	4,957	4,561

12. Trade and Other Payables

	30th June 2006 $ million	31st December 2005 $ million
Creditors (see note below)	**878**	1,042
Current portion of deferred creditors	**—**	22
Derivative financial instruments	**1**	4
	879	1,068
Creditors' ageing is analysed as follows:		
Due within 1 month	**181**	358
Due after 1 month but within 3 months	**101**	170
Due after 3 months but within 12 months	**559**	485
	841	1,013
Other payables	**37**	29
	878	1,042

13. Share Capital

	Number of Shares	30th June 2006 $ million	31st December 2005 $ million
Authorised:			
Ordinary shares of $1 each	3,300,000,000	**3,300**	3,300
Issued and fully paid:			
Ordinary shares of $1 each	2,134,261,654	**2,134**	2,134

There were no movements in the share capital of the Company during the period.

14. Material Related Party Transactions

The Group had the following material related party transactions during the period:

(a) Associates

Interest income received/receivable from associates in respect of the loans to associates amounted to $225 million (2005: $432 million) for the period. At 30th June 2006, the total outstanding interest bearing loan balances due from associates were $3,992 million (30th June 2005: $7,433 million).

(b) Key Management Personnel Compensation

Remuneration for key management personnel, including amounts paid to the company's directors, is as follows:

	Six months ended 30th June 2006 $ million	2005 $ million
Short-term employee benefits	**31**	28
Post-employment benefits	**1**	2
	32	30

15. Commitments

The Group's outstanding commitments not provided for in the financial statements were as follows:

	30th June 2006 $ million	31st December 2005 $ million
Contracted for:		
Capital expenditure	**1,411**	1,807
Investment in associates	**342**	234
	1,753	2,041
Authorised but not contracted for:		
Capital expenditure	**6,799**	7,400

16. Contingent Liabilities

At 30th June 2006, there were contingent liabilities as follows:

— The Company has given guarantees and indemnities in respect of bank and other borrowing facilities available to subsidiaries and in respect of financial commitments of subsidiaries totalling $5,352 million (31st December 2005: $5,002 million) equivalent.

— A wholly-owned subsidiary of the Company, The Hongkong Electric Company, Limited, has given guarantees to third parties in respect of the value of leased equipment of $210 million (31st December 2005: $210 million) at expiry of the lease.

17. Comparative Figures

Certain comparative figures have been reclassified to confirm with the current period's presentation. In prior periods, the Group's share of taxation of associates accounted for using the equity method was included as part of the Group's income tax in the Consolidated Profit and Loss Account. With effect from 1st January 2005, in accordance with the implementation guidance in HKAS 1, the Group has changed the presentation and included the share of taxation of associates in the respective shares of profit or loss reported in the Consolidated Profit and Loss Account before arriving at the Group's profit or loss before tax. As a result of the changes in presentation, share of taxation of associates for the period ended 30th June 2005 amounted to $119 million was regrouped from "Income Tax" to "Share of Profits Less Losses of Associates". There was no impact on the Group's earnings for the six months ended 30th June 2005.

OTHER INFORMATION

Purchase, Sale or Redemption of Shares

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's issued shares during the six months ended 30th June 2006.

Code on Corporate Governance Practices

With the exception that non-executive directors are not appointed for a specific term, the Company has complied with the applicable code provisions in the Code on Corporate Governance Practices set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") throughout the six months ended 30th June 2006. According to the Company's Articles of Association, the non-executive directors are required to retire from office by rotation and be subject to re-election once every three years.

Model Code for Securities Transactions by Directors

The Board of Directors of the Company has adopted the Model Code for Securities Transactions by Directors ("Model Code") set out in Appendix 10 of the Listing Rules as its own code. All Directors have confirmed following specific enquiry that they have complied with the required standards set out in the Model Code throughout the six months ended 30th June 2006.

Directors' Interests

At 30th June 2006, the interests of the Directors in the issued share capital of the Company and its associated corporations (within the meaning of the Securities and Futures Ordinance ("SF Ordinance")) as recorded in the register required to be kept under section 352 of the SF Ordinance were as follows:

Long Positions in Shares and Underlying Shares of the Company

Name of Director	Capacity	Nature of Interests	Number of Shares Held	Number of Underlying Shares Held	Total	Approximate % of Shareholding
Victor Li Tzar-kuoi	Interest of child or spouse	Family	151,000	—	850,740,813	39.86%
	Beneficiary of trusts	Other	829,599,612 *(Note 1)*	20,990,201 *(Note 2)*		
Ronald Joseph Arculli	Interest of controlled corporation	Corporate	2,011	—	2,011	≃0%
Francis Lee Lan-yee	Beneficial owner	Personal	739	—	739	≃0%

Notes:

(1) *These shares are held by subsidiaries of Cheung Kong Infrastructure Holdings Limited ("CKI").*

The discretionary beneficiaries of each of The Li Ka-Shing Unity Discretionary Trust ("DT1") and another discretionary trust ("DT2") are, inter alia, Mr. Victor Li Tzar-kuoi, his wife and children, and Mr. Richard Li Tzar-kai. Each of Li Ka-Shing Unity Trustee Corporation Limited ("TDT1", which is the trustee of DT1) and Li Ka-Shing Unity Trustcorp Limited ("TDT2", which is the trustee of DT2) holds units in The Li Ka-Shing Unity Trust ("UT1") but is not entitled to any interest or share in any particular property comprising the trust assets of the said unit trust. Li Ka-Shing Unity Trustee Company Limited ("TUT1") as trustee of UT1 and its related companies in which TUT1 as trustee of UT1 is entitled to exercise or control the exercise of one-third or more of the voting power at their general meetings ("TUT1 related companies") hold more than one-third of the issued share capital of Cheung Kong (Holdings) Limited ("CKH"). Certain subsidiaries of CKH in turn together hold more than one-third of the issued share capital of Hutchison Whampoa Limited ("HWL"). A subsidiary of HWL in turn holds more than one-third of the issued share capital of CKI.

The entire issued share capital of TUT1 and of the trustees of DT1 and DT2 are owned by Li Ka-Shing Unity Holdings Limited ("Unity Holdco"). Each of Mr. Li Ka-shing, Mr. Victor Li Tzar-kuoi and Mr. Richard Li Tzar-kai is interested in one-third of the entire issued share capital of Unity Holdco. TUT1 is only interested in the shares of CKH by reason only of its obligation and power to hold interests in those shares in its ordinary course of business as trustee and, when performing its functions as trustee, exercises its power to hold interests in the shares of CKH independently without any reference to Unity Holdco or any of Mr. Li Ka-shing, Mr. Victor Li Tzar-kuoi and Mr. Richard Li Tzar-kai as a holder of the shares of Unity Holdco as aforesaid.

By virtue of the above and as a discretionary beneficiary of each of DT1 and DT2 and as a Director of CKH, Mr. Victor Li Tzar-kuoi is taken to have a duty of disclosure in relation to the shares of CKH held by TUT1 as trustee of UT1 and TUT1 related companies, the shares of HWL held by the subsidiaries of CKH, the shares of CKI held by the subsidiary of HWL and the shares of the Company held by the subsidiaries of CKI under the SF Ordinance as a Director of the Company. Although Mr. Richard Li Tzar-kai is interested in one-third of the entire issued share capital of Unity Holdco and is a discretionary beneficiary of each of DT1 and DT2, he is not a director of CKH and has no duty of disclosure in relation to the shares of CKH held by TUT1 as trustee of UT1 and TUT1 related companies under the SF Ordinance.

(2) *Such underlying shares of the Company are held by an indirect wholly-owned subsidiary of CKH by virtue of the HK Dollar equity-linked notes due 2007 issued under HK$10,000,000,000 retail note issuance programme.*

By virtue of the interests in the shares of CKH taken to have by Mr. Victor Li Tzar-kuoi under the SF Ordinance as described in Note (1) above which represent more than one-third of the issued share capital of CKH and as a Director of the Company, Mr. Victor Li Tzar-kuoi is taken to have a duty of disclosure in relation to the said interest in the underlying shares of the Company under the SF Ordinance.

Mr. Victor Li Tzar-kuoi, by virtue of his interests as described in Note (1) above and as a Director of the Company, is also deemed to be interested in the shares of subsidiaries and associated companies of the Company held through the Company under the SF Ordinance.

Short Positions in Underlying Shares of the Company

As at 30th June 2006, Mr. Victor Li Tzar-kuoi, as a Director of the Company, was deemed to be interested in the 20,990,201 underlying shares of the Company by virtue of the HK Dollar equity-linked notes due 2007 issued under HK$10,000,000,000 retail note issuance programme held by a wholly-owned subsidiary of CKH by virtue of his interests in the shares of CKH as described in Note (1) above.

Save as disclosed above, at 30th June 2006, none of the Directors or chief executives had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SF Ordinance) which were required to be notified to The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Part XV of the SF Ordinance or which were recorded in the register required to be kept by the Company under Section 352 of the SF Ordinance, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors in the Listing Rules.

Interests of Shareholders Discloseable under the SF Ordinance

According to the register kept under Section 336 of the SF Ordinance and information received by the Company, at 30th June 2006, shareholders (other than Directors or chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Part XV of the SF Ordinance were as follows:

Long Positions in Shares and Underlying Shares of the Company

Name	Capacity	Number of Shares Held	Number of Underlying Shares Held	Total	Approximate % of Shareholding
Silchester International Investors Limited	Investment Manager	106,773,457	—	106,773,457	5.00%
Interman Development Inc.	Beneficial owner	186,736,842 *(Note 1)*	—	186,736,842	8.75%
Venniton Development Inc.	Beneficial owner	197,597,511 *(Note 1)*	—	197,597,511	9.26%
Univest Equity S.A.	Beneficial owner	279,011,102 *(Note 1)*	—	279,011,102	13.07%
Monitor Equities S.A.	Beneficial owner & Interest of controlled corporation	287,211,674 *(Note 1)*	—	287,211,674	13.46%
Hyford Limited	Interest of controlled corporations	829,599,612 *(Note 2)*	—	829,599,612	38.87%
Cheung Kong Infrastructure Holdings Limited	Interest of controlled corporations	829,599,612 *(Note 2)*	—	829,599,612	38.87%
Hutchison Infrastructure Holdings Limited	Interest of controlled corporations	829,599,612 *(Note 3)*	—	829,599,612	38.87%
Hutchison International Limited	Interest of controlled corporations	829,599,612 *(Note 3)*	—	829,599,612	38.87%
Hutchison Whampoa Limited	Interest of controlled corporations	829,599,612 *(Note 3)*	—	829,599,612	38.87%
Cheung Kong (Holdings) Limited	Interest of controlled corporations	829,599,612 *(Note 4)*	20,990,201 *(Note 7)*	850,589,813	39.85%
Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust	Trustee	829,599,612 *(Note 5)*	20,990,201 *(Note 7)*	850,589,813	39.85%
Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust	Trustee & beneficiary of a trust	829,599,612 *(Note 6)*	20,990,201 *(Note 7)*	850,589,813	39.85%
Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust	Trustee & beneficiary of a trust	829,599,612 *(Note 6)*	20,990,201 *(Note 7)*	850,589,813	39.85%
Li Ka-shing	Founder of discretionary trusts & interest of controlled corporations	829,599,612 *(Note 6)*	20,990,201 *(Note 7)*	850,589,813	39.85%

Short Positions in Underlying Shares of the Company

Name	Capacity	Number of Underlying Shares Held	Approximate % of Shareholding
Cheung Kong (Holdings) Limited	Interest of a controlled corporation	20,990,201 *(Note 7)*	0.98%
Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust	Trustee	20,990,201 *(Note 7)*	0.98%
Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust	Trustee & beneficiary of a trust	20,990,201 *(Note 7)*	0.98%
Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust	Trustee & beneficiary of a trust	20,990,201 *(Note 7)*	0.98%
Li Ka-shing	Founder of discretionary trusts & interest of controlled corporations	20,990,201 *(Note 7)*	0.98%

Notes:

(1) These are direct or indirect wholly-owned subsidiaries of Hyford Limited ("Hyford") and their interests are duplicated in the same 829,599,612 shares of the Company held by Hyford described in Note (2) below.

(2) Cheung Kong Infrastructure Holdings Limited ("CKI") is deemed to be interested in the 829,599,612 shares of the Company as referred to in Note (1) above as it holds more than one-third of the issued share capital of Hyford indirectly. Its interests are duplicated in the interest of Hutchison Whampoa Limited ("HWL") in the Company described in Note (3) below.

(3) HWL is deemed to be interested in the 829,599,612 shares of the Company as referred to in Note (2) above as it holds more than one-third of the issued share capital of Hutchison International Limited, which holds more than one-third of the issued share capital of Hutchison Infrastructure Holdings Limited ("HIH"). HIH holds more than one-third of the issued share capital of CKI.

(4) Cheung Kong (Holdings) Limited ("CKH") is deemed to be interested in the 829,599,612 shares of the Company as referred to in Note (3) above as certain subsidiaries of CKH hold more than one-third of the issued share capital of HWL.

(5) Li Ka-Shing Unity Trustee Company Limited ("TUT1") as trustee of The Li Ka-Shing Unity Trust ("UT1") is deemed to be interested in those shares of the Company described in Note (4) above as TUT1 as trustee of UT1 and its related companies in which TUT1 as trustee of UT1 is entitled to exercise or control the exercise of one-third or more of the voting power at their general meetings hold more than one-third of the issued share capital of CKH.

(6) *By virtue of the SF Ordinance, each of Mr. Li Ka-shing, being the settlor and may being regarded as a founder of each of The Li Ka-Shing Unity Discretionary Trust ("DT1") and another discretionary trust ("DT2") for the purpose of the SF Ordinance, Li Ka-Shing Unity Trustee Corporation Limited ("TDT1") as trustee of DT1 and Li Ka-Shing Unity Trustcorp Limited ("TDT2") as trustee of DT2 is deemed to be interested in the same block of shares TUT1 as trustee of UT1 is deemed to be interested in as referred to in Note (5) above as all issued and outstanding units in UT1 are held by TDT1 as trustee of DT1 and by TDT2 as trustee of DT2. More than one-third of the issued share capital of TUT1 and of the trustees of the said discretionary trusts are owned by Li Ka-Shing Unity Holdings Limited ("Unity Holdco"). Mr. Li Ka-shing owns one-third of the issued share capital of Unity Holdco.*

(7) *The references to 20,990,201 underlying shares of the Company relate to the same block of interest and short position in the underlying shares of the Company which were derived from the HK Dollar equity-linked notes due 2007 issued under HK$10,000,000,000 retail note issuance programme held by a wholly-owned subsidiary of CKH. By virtue of the SF Ordinance, each of TUT1, TDT1, TDT2 and Mr. Li Ka-shing is deemed to be interested in the same block of interest and short position in the 20,990,201 underlying shares of the Company held by CKH as described in Note (6) above.*

Save as disclosed above, at 30th June 2006, the Company has not been notified by any persons (other than Directors or chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company, which would fall to be disclosed to the Company under the provisions of Part XV of the SF Ordinance, or which were recorded in the register required to be kept by the Company under Section 336 of the SF Ordinance.

Disclosure under Rule 13.22 of Chapter 13 of the Listing Rules

In relation to the provision of financial assistance by the Group to certain affiliated companies, a combined balance sheet of the affiliated companies as at 30th June 2006 required to be disclosed under Rule 13.22 of Chapter 13 of the Listing Rules is set out below:

Combined Balance Sheet of the Affiliated Companies *as at 30th June 2006*	HK$ million
Non-current assets	53,205
Current assets	2,776
Current liabilities	(3,143)
Non-current liabilities	(46,327)
Net assets	6,511
Share capital	3,979
Reserves	2,532
Capital and reserves	6,511

As at 30th June 2006, the consolidated attributable interest of the Group in these affiliated companies amounted to HK$5,731 million.

(六) *根據證券及期貨條例，李嘉誠先生(為The Li Ka-Shing Unity Discretionary Trust(「DT1」)及另一全權信託(「DT2」)之財產授予人，按證券及期貨條例而言，可能被視為該等信託之成立人)、Li Ka-Shing Unity Trustee Corporation Limited(「TDT1」)以DT1信託人身分及Li Ka-Shing Unity Trustcorp Limited(「TDT2」)以DT2信託人身分均被視為持有上述附註(五)所述TUT1以UT1信託人身分被視為持有之本公司股份權益，因UT1全部已發行之信託單位由TDT1以DT1信託人身分及TDT2以DT2的信託人身分持有。TUT1及上述全權信託之信託人三分之一以上已發行股本，由Li Ka-Shing Unity Holdings Limited(「Unity Holdco」)擁有。李嘉誠先生擁有Unity Holdco三分之一已發行股本。*

(七) *上述所提之20,990,201股本公司之相關股份，實指本公司的同一相關股份之權益及淡倉，因長實一家全資附屬公司持有根據港幣10,000,000,000元零售債券發行計劃發行、於二零零七年到期之港元股票掛鈎債券而持有。如上述附註(六)所述，根據證券及期貨條例規定，TUT1、TDT1、TDT2及李嘉誠先生均被視為擁有由長實所持有之20,990,201股本公司相關股份之權益及淡倉。*

除上文披露者外，於二零零六年六月三十日，概無任何人士(本公司董事或最高行政人員除外)曾知會本公司擁有根據證券及期貨條例第XV部之條文須向本公司披露或記載於本公司按證券及期貨條例第三百三十六條存放之登記冊內的本公司股份或相關股份之權益或淡倉。

遵照上市規則第十三章第13.22條須予披露之資料

有關本集團給予若干聯屬公司的財務支援，茲將根據上市規則第十三章第13.22條的規定而須予披露的該等聯屬公司於二零零六年六月三十日之合併資產負債表載列如下：

該等聯屬公司之合併資產負債表 *於二零零六年六月三十日*	港幣百萬元
非流動資產	53,205
流動資產	2,776
流動負債	(3,143)
非流動負債	(46,327)
資產淨值	6,511
股本	3,979
儲備	2,532
資本及儲備	6,511

於二零零六年六月三十日，集團於該等聯屬公司之綜合應佔權益合共為港幣五十七億三千一百萬元。

於相關股份之淡倉

名稱	身分	持有相關股份數目	佔股權之概約百分比
長江實業(集團)有限公司	受控制公司之權益	20,990,201 (附註七)	0.98%
身為The Li Ka-Shing Unity Trust 信託人之Li Ka-Shing Unity Trustee Company Limited	信託人	20,990,201 (附註七)	0.98%
身為The Li Ka-Shing Unity Discretionary Trust 信託人之 Li Ka-Shing Unity Trustee Corporation Limited	信託人及信託受益人	20,990,201 (附註七)	0.98%
身為另一全權信託人之 Li Ka-Shing Unity Trustcorp Limited	信託人及信託受益人	20,990,201 (附註七)	0.98%
李嘉誠	全權信託之成立人及受控制公司之權益	20,990,201 (附註七)	0.98%

附註：

(一) 該等公司乃Hyford Limited(「Hyford」)之直接或間接全資附屬公司；其權益包括在下列附註(二)所述Hyford所持829,599,612股本公司股份之同一股份權益內。

(二) 由於長江基建集團有限公司(「長江基建」)間接持有Hyford三分之一以上已發行股本；因此長江基建被視為持有上述附註(一)所述829,599,612股本公司股份。其權益包括在下列附註(三)所述和記黃埔有限公司(「和記黃埔」)所持之本公司權益內。

(三) 由於Hutchison Infrastructure Holdings Limited持有長江基建三分之一以上已發行股本；和記企業有限公司持有Hutchison Infrastructure Holdings Limited三分之一以上已發行股本；和記黃埔則持有和記企業有限公司三分之一以上已發行股本；因此和記黃埔被視為持有上述附註(二)所述829,599,612股本公司股份。

(四) 由於長江實業(集團)有限公司(「長實」)若干附屬公司持有和記黃埔三分之一以上已發行股本；因此長實被視為持有上述附註(三)所述829,599,612股本公司股份。

(五) 由於Li Ka-Shing Unity Trustee Company Limited(「TUT1」)以The Li Ka-Shing Unity Trust(「UT1」)信託人之身分及若干同為TUT1以UT1信託人之身分擁有在其股東大會上行使或控制行使三分之一以上之投票權之相關公司共同持有長實三分之一以上已發行股本，TUT1以UT1信託人身分被視為持有上述附註(四)所述之本公司股份權益。

根據證券及期貨條例須予披露之股東權益

根據證券及期貨條例第三百三十六條而存放之登記冊之記錄及本公司所收到之資料，於二零零六年六月三十日，於本公司股份或相關股份中擁有根據證券及期貨條例第XV部的條文須向本公司披露的權益或淡倉之股東(本公司董事或最高行政人員除外)如下：

於股份及相關股份之好倉

名稱	身分	持有股份數目	持有相關股份數目	總數	佔股權之概約百分比
Silchester International Investors Limited	投資經理	106,773,457	—	106,773,457	5.00%
Interman Development Inc.	實益擁有人	186,736,842 *(附註一)*	—	186,736,842	8.75%
Venniton Development Inc.	實益擁有人	197,597,511 *(附註一)*	—	197,597,511	9.26%
Univest Equity S.A.	實益擁有人	279,011,102 *(附註一)*	—	279,011,102	13.07%
Monitor Equities S.A.	實益擁有人及受控制公司之權益	287,211,674 *(附註一)*	—	287,211,674	13.46%
Hyford Limited	受控制公司之權益	829,599,612 *(附註二)*	—	829,599,612	38.87%
長江基建集團有限公司	受控制公司之權益	829,599,612 *(附註二)*	—	829,599,612	38.87%
Hutchison Infrastructure Holdings Limited	受控制公司之權益	829,599,612 *(附註三)*	—	829,599,612	38.87%
和記企業有限公司	受控制公司之權益	829,599,612 *(附註三)*	—	829,599,612	38.87%
和記黃埔有限公司	受控制公司之權益	829,599,612 *(附註三)*	—	829,599,612	38.87%
長江實業(集團)有限公司	受控制公司之權益	829,599,612 *(附註四)*	20,990,201 *(附註七)*	850,589,813	39.85%
身為The Li Ka-Shing Unity Trust 信託人之Li Ka-Shing Unity Trustee Company Limited	信託人	829,599,612 *(附註五)*	20,990,201 *(附註七)*	850,589,813	39.85%
身為The Li Ka-Shing Unity Discretionary Trust 信託人之Li Ka-Shing Unity Trustee Corporation Limited	信託人及信託受益人	829,599,612 *(附註六)*	20,990,201 *(附註七)*	850,589,813	39.85%
身為另一全權信託的信託人之Li Ka-Shing Unity Trustcorp Limited	信託人及信託受益人	829,599,612 *(附註六)*	20,990,201 *(附註七)*	850,589,813	39.85%
李嘉誠	全權信託之成立人及受控制公司之權益	829,599,612 *(附註六)*	20,990,201 *(附註七)*	850,589,813	39.85%

附註：

(一)　該等股份由長江基建集團有限公司(「長江基建」)之若干附屬公司持有。

The Li Ka-Shing Unity Discretionary Trust (「DT1」)及另一全權信託(「DT2」)之可能受益人包括李澤鉅先生、其妻子與子女，及李澤楷先生。Li Ka-Shing Unity Trustee Corporation Limited (「TDT1」，為DT1之信託人)及Li Ka-Shing Unity Trustcorp Limited (「TDT2」，為DT2之信託人)持有若干The Li Ka-Shing Unity Trust (「UT1」)單位，但此等全權信託並無於該單位信託之任何信託資產物業中具任何利益或股份。Li Ka-Shing Unity Trustee Company Limited (「TUT1」)以UT1信託人身分及若干同為TUT1以UT1信託人身分擁有在其股東大會上行使或控制行使三分之一以上投票權之相關公司(「TUT1相關公司」)共同持有長江實業(集團)有限公司(「長實」)三分之一以上之已發行股本。而長實若干附屬公司合共持有和記黃埔有限公司(「和記黃埔」)三分之一以上之已發行股本。而和記黃埔一間附屬公司，持有長江基建三分之一以上已發行股本。

TUT1及DT1與DT2信託人之全部已發行股本由Li Ka-Shing Unity Holdings Limited (「Unity Holdco」)擁有。李嘉誠先生、李澤鉅先生及李澤楷先生各自擁有Unity Holdco三分之一全部已發行股本。TUT1擁有長實之股份權益只為履行其作為信託人之責任及權力而從事一般正常業務，並可以信託人身分獨立行使其持有長實股份權益之權力而毋須向Unity Holdco或上文所述之Unity Holdco股份持有人李嘉誠先生、李澤鉅先生及李澤楷先生徵詢任何意見。

根據證券及期貨條例，李澤鉅先生身為本公司董事，由於根據上文所述及作為 DT1 及 DT2全權信託之可能受益人及身為長實董事，被視為須就由 TUT1 以 UT1 信託人身分及 TUT1 相關公司持有之長實股份、長實附屬公司持有之和記黃埔股份、和記黃埔附屬公司持有之長江基建股份，以及長江基建附屬公司持有之本公司股份申報權益。雖然李澤楷先生擁有 Unity Holdco 三分之一已發行股本及為DT1及DT2全權信託之可能受益人，惟李澤楷先生並非長實董事，因此根據證券及期貨條例毋須就 TUT1 以 UT1 信託人身分及TUT1 相關公司持有之長實股份申報權益。

(二)　該等本公司之相關股份，乃長實一家間接持有之全資附屬公司持有根據港幣10,000,000,000元零售債券發行計劃發行、於二零零七年到期之港元股票掛鈎債券而持有。

由於李澤鉅先生按上述附註(一)所述，又根據證券及期貨條例被視作持有長實三分之一以上已發行股本權益，又身為本公司董事，故根據證券及期貨條例規定被視為有責任披露持有該等本公司之相關股份權益。

李澤鉅先生按上述附註(一)所述持有的權益，又身為本公司董事，故根據證券及期貨條例亦被視作透過本公司持有本公司附屬及聯營公司之股份權益。

於相關股份之淡倉

於二零零六年六月三十日，由於李澤鉅先生持有上文附註(一)所述之長實股份權益，又身為本公司董事，故亦被視作持有20,990,201股本公司之相關股份權益，該等相關股份權益乃長實一家全資附屬公司持有根據港幣10,000,000,000元零售債券發行計劃發行於二零零七年到期之港元股票掛鈎債券而持有。

除上文所披露者外，於二零零六年六月三十日，本公司各董事或最高行政人員概無於本公司或其任何相聯公司(定義見證券及期貨條例第XV部)的股份、相關股份及債券中擁有根據證券及期貨條例第XV部須知會本公司及香港聯合交易所有限公司(「聯交所」)的權益或淡倉，或記載於本公司按證券及期貨條例第三百五十二條而存放之登記冊內的權益或淡倉，或根據聯交所證券上市規則內之上市公司董事進行證券交易的標準守則須知會本公司及聯交所的權益或淡倉。

其他資料

購回、出售或贖回本公司之股份

截至二零零六年六月三十日止六個月內，本公司及其附屬公司並無購回、出售或贖回本公司之股份。

企業管治常規守則

除各非執行董事無指定任期外，本公司在截至二零零六年六月三十日止六個月內均有遵守載於香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四之企業管治常規守則內適用之守則。根據本公司章程細則，非執行董事須每三年一次輪值退任並接受重選。

董事進行證券交易的標準守則

本公司的董事局已採用載於上市規則附錄十的董事進行證券交易的標準守則(「標準守則」)作為其守則。所有董事經明確查詢後已確認，彼等在截至二零零六年六月三十日止六個月內均有遵守標準守則的規定。

董事權益

按照證券及期貨條例第三百五十二條而存放之登記冊所記錄，本公司各董事於二零零六年六月三十日持有本公司及其相聯公司(根據證券及期貨條例之定義)之股份權益如下：

於股份及相關股份之好倉

董事姓名	身分	權益性質	持有股份數目	持有相關股份數目	總數	佔股權之概約百分比
李澤鉅先生	子女或配偶權益	家族權益	151,000	—	850,740,813	39.86%
	信託受益人	其他權益	829,599,612 *(附註一)*	20,990,201 *(附註二)*		
夏佳理先生	受控制公司之權益	公司權益	2,011	—	2,011	≃0%
李蘭意先生	實益擁有人	個人權益	739	—	739	≃0%

十五. 承擔

本集團之未償付而又未在財務報表內提撥準備的承擔如下：

	二零零六年 六月三十日 百萬元	二零零五年 十二月三十一日 百萬元
已簽約：		
資本支出	**1,411**	1,807
聯營公司的投資	**342**	234
	1,753	2,041
已批准但未簽約：		
資本支出	**6,799**	7,400

十六. 或有債務

於二零零六年六月三十日，本公司有下列之或有債務：

— 本公司就附屬公司之銀行及其他借款及就附屬公司之財務承擔合共等值五十三億五千二百萬元(二零零五年十二月三十一日為五十億零二百萬元)而作出擔保及賠償保證。

— 集團之全資附屬公司香港電燈有限公司就一項於租約期滿日之二億一千萬元(二零零五年十二月三十一日為二億一千萬元)設備租賃而向第三者作出擔保。

十七. 比較數字

為符合本期間之呈列基準，已重新分類若干比較數字。在以往期間，本集團以權益法列賬之應佔聯營公司税項計作本集團綜合損益表所得税部分。由二零零五年一月一日起，按照香港會計準則第一號執行指引規定，本集團應佔聯營公司税項之呈報方式發生改變，改為計入作本集團綜合損益表中除税前溢利或虧損之應佔聯營公司溢利或虧損下。由於該呈報方式改變，截至二零零五年六月三十日止之應佔聯營公司税項一億一千九百萬元重新由「所得税」編入「應佔聯營公司溢利減虧損」內，但對截至二零零五年六月三十日止之六個月之本集團收益並沒有影響。

十三. 股本

	股數	二零零六年六月三十日 百萬元	二零零五年十二月三十一日 百萬元
法定股本：			
每股一元之普通股	3,300,000,000	**3,300**	3,300
已發行及繳足股本：			
每股一元之普通股	2,134,261,654	**2,134**	2,134

在期內，本公司的股本並沒有任何變動。

十四. 重大有關連人士交易

本集團在期內有以下重大有關連人士交易：

(a) 聯營公司

給予聯營公司貸款所帶來之本期間已收／應收利息收入達二億二千五百萬元(二零零五年達四億三千二百萬元)。於二零零六年六月三十日，給予聯營公司之未償還計息貸款總額為三十九億九千二百萬元(二零零五年六月三十日為七十四億三千三百萬元)。

(b) 主要管理人員的酬金

主要管理人員的酬金包括已支付予本公司董事的金額如下：

	截至六月三十日止之六個月 二零零六年 百萬元	二零零五年 百萬元
短期僱員福利	**31**	28
退休後福利	**1**	2
	32	30

十. **應收營業及其他賬項** *(續)*

發給家庭、小型工業、商業及雜項供電客戶的電費賬單，收到時已到期，須立即繳付。發給最高負荷供電客戶的賬單，將給予十六個工作天的信用期限。最高負荷供電客戶如在信用期限後付賬，則香港電燈有限公司可另加百分之五附加費於賬單內。

十一. **現金及現金等值**

	二零零六年六月三十日 百萬元	二零零五年十二月三十一日 百萬元
銀行及其他財務機構之存款	**4,938**	4,548
銀行存款及現金	**19**	13
	4,957	4,561

十二. **應付營業及其他賬項**

	二零零六年六月三十日 百萬元	二零零五年十二月三十一日 百萬元
應付賬項(參閱下列附註)	**878**	1,042
遞延應付賬項流動部分	**—**	22
衍生金融工具	**1**	4
	879	1,068
應付賬項賬齡分析如下：		
一個月內到期	**181**	358
一個月後但三個月內到期	**101**	170
三個月後但十二個月內到期	**559**	485
	841	1,013
其他應付賬項	**37**	29
	878	1,042

七. 中期股息

在資產負債表日後，董事局宣佈派發中期股息如下：

	截至六月三十日止之六個月	
	二零零六年	二零零五年
	百萬元	百萬元
中期股息每股五角八分 (二零零五年為每股五角八分)	**1,238**	1,238

八. 每股溢利

每股溢利是按照本期內股東應佔溢利二十四億七千九百萬元(二零零五年為二十二億八千七百萬元)及本期內已發行2,134,261,654普通股(二零零五年為2,134,261,654普通股)計算。

九. 固定資產

本集團於期內增加的物業、機器及設備為十一億三千七百萬元(二零零五年為十五億三千四百萬元)。而變賣的物業、機器及設備，其賬面淨值為二千五百萬元(二零零五年為二千萬元)。

本集團於期內變賣的租約土地，其賬面淨值為一百萬元(二零零五年為四百萬元)。

十. 應收營業及其他賬項

	二零零六年 六月三十日 百萬元	二零零五年 十二月三十一日 百萬元
衍生金融工具	**14**	32
應收賬項(參閱下列附註)	**1,440**	1,058
	1,454	1,090
應收賬項賬齡分析如下：		
少於一個月	**742**	555
一至三個月過期未付	**26**	28
超過三個月但少於十二個月過期未付	**10**	10
總應收營業賬項(參閱下列附註)	**778**	593
定金、預付款項及其他應收賬項	**662**	465
	1,440	1,058

四. 除稅前溢利

	截至六月三十日止之六個月	
	二零零六年	二零零五年
	百萬元	百萬元
除稅前溢利已扣除／(計入)下列項目：		
財務成本		
貸款利息	**305**	361
減去：轉作固定資產之利息	**(118)**	(59)
轉作燃料成本之利息	**(6)**	(4)
	181	298
折舊		
期內之折舊費用	**1,008**	999
減去：折舊資本化	**(67)**	(69)
	941	930
租約土地攤銷	**27**	29
變賣固定資產溢利淨額	**(3)**	(13)
應佔聯營公司之稅項	**28**	119

五. 所得稅

	截至六月三十日止之六個月	
	二零零六年	二零零五年
	百萬元	百萬元
		重報
本期稅項		
本公司及其附屬公司－香港	**542**	437
遞延稅項		
本公司及其附屬公司－香港	**29**	103
－海外	**1**	—
總額	**572**	540

香港利得稅準備乃按照期內的估計應課稅溢利以稅率百分之十七點五(二零零五年為百分之十七點五)計算。海外稅項準備乃按照估計應課稅溢利以適用的稅率計算。

六. 管制計劃調撥

管制計劃調撥乃一項年中之暫計調撥。管制計劃調撥之確實數目只能於年底結算時根據管制計劃確定。

三. 營業額及分部資料

本集團於本財政期內的主要業務及經營地區分析如下：

	營業額 截至六月三十日止之六個月 二零零六年 百萬元	 二零零五年 百萬元	經營溢利 截至六月三十日止之六個月 二零零六年 百萬元	 二零零五年 百萬元
主要業務				
電力銷售及電力有關收入	**5,634**	5,338	**3,281**	2,998
技術服務收入	**19**	25	**4**	5
未分配及其他項目	**—**	—	**76**	—
	5,653	5,363	**3,361**	3,003
利息收入			**327**	459
財務成本			**(181)**	(298)
未分配的集團支出			**(11)**	(19)
經營溢利			**3,496**	3,145

經營地區

	營業額 截至六月三十日止之六個月 二零零六年 百萬元	 二零零五年 百萬元
香港	**5,647**	5,355
其他亞洲國家及其他地區	**6**	8
	5,653	5,363

二. 編製的基準 *(續)*

本集團並無提早採納以下已頒佈但於截至二零零六年十二月三十一日止會計期間尚未正式生效之全新／修訂的香港財務報告準則、香港會計準則及詮釋。本集團現正對該等全新／修訂的香港財務報告準則、香港會計準則及詮釋於初始應用期間對本集團業績及財政狀況的影響進行評估。

		於下列日期或之後開始之會計期間生效
香港(國際財務報告準則詮釋委員會)第七號	採用根據香港會計準則第二十九號惡性通脹經濟財務報告之重列處理法	二零零六年三月一日
香港(國際財務報告準則詮釋委員會)第八號	香港財務報告準則第二號之範圍	二零零六年五月一日
香港(國際財務報告準則詮釋委員會)第九號	嵌入式衍生工具之重估	二零零六年六月一日
香港會計準則第一號修訂	財務報表之呈報：資本披露	二零零七年一月一日
香港財務報告準則第七號	金融工具：披露	二零零七年一月一日

未經審核簡明中期財務報表附註

(以港幣顯示)

一. 審閱簡明中期財務報表

本簡明中期財務報表乃未經審核，但已由審計委員會作出審閱。

二. 編製的基準

本集團之簡明中期財務報表乃根據香港聯合交易所有限公司證券上市規則及香港會計師公會所頒佈之香港會計準則第三十四號「中期財務報告」之適用的規定所編製而成。

除將會反映在二零零六年全年財務報表之會計政策變動，本簡明中期財務報表所採用之會計政策與編製二零零五年全年財務報表所用者相同。香港會計師公會已頒佈多項全新及經修訂的香港財務報告準則及香港會計準則(「新準則」)，並於二零零六年一月一日或其後開始的會計期間生效或可供提早採納。本集團在二零零六年採納以下與本集團業務有關的新準則。 採納這些新準則對本集團於本期及過往期間之業績及財務狀況並沒有構成重大影響。

(a) 香港會計準則第二十一號「外幣匯率變動的影響」修訂－海外業務淨投資

(b) 香港會計準則第三十九號「金融工具：確認及計量」修訂－預期集團內部交易之現金流量對沖會計

(c) 香港會計準則第三十九號「金融工具：確認及計量」修訂－選擇以公平價值入賬

(d) 香港會計準則第三十九號「金融工具：確認及計量」及香港財務報告準則第四號「保險合約」修訂－財務擔保合約

(e) 香港財務報告準則詮釋第四號－釐定安排是否包括租賃

(f) 由於《二零零五年香港公司(修訂)條例》影響，香港會計準則第一號「財務報表之呈報」、香港會計準則第二十七號「綜合及獨立財務報表」及香港財務報告準則第三號「業務合併」而作出之修訂

港幣百萬元	本公司股東應佔部分						
	股本	股本溢價	匯兌儲備	對沖儲備	收益儲備	股息	總額
於二零零六年一月一日之權益總額	2,134	4,476	132	2	31,227	3,714	41,685
換算下列各項的匯兌差額：							
一 海外附屬公司的財務報表	–	–	(1)	–	–	–	(1)
一 海外聯營公司	–	–	8	–	–	–	8
現金流量對沖：							
一 公平價值有效部分變動(扣除遞延稅項後的淨額)	–	–	–	37	38	–	75
一 已撥入非財務對沖項目之首次賬面金額	–	–	–	(1)	–	–	(1)
在股本權益直接確認的淨收益及開支	–	–	7	36	38	–	81
本期溢利	–	–	–	–	2,479	–	2,479
本期確認的收益及開支總額	–	–	7	36	2,517	–	2,560
已核准並派發之上年度末期股息	–	–	–	–	–	(3,714)	(3,714)
中期股息(參閱附註七)	–	–	–	–	(1,238)	1,238	–
於二零零六年六月三十日之權益總額	2,134	4,476	139	38	32,506	1,238	40,531

載於第十一頁至第十八頁之附註為本財務報表之一部分。

未經審核綜合權益變動報表

截至二零零六年六月三十日止之六個月

港幣百萬元	本公司股東應佔部分						
	股本	股本溢價	匯兑儲備	對沖儲備	收益儲備	股息	總額
於二零零五年一月一日之權益總額	2,134	4,476	349	(119)	27,805	2,540	37,185
換算下列各項的匯兑差額：							
一 海外附屬公司的財務報表	—	—	(4)	—	—	—	(4)
一 海外聯營公司	—	—	13	—	—	—	13
現金流量對沖的公平價值變動	—	—	—	105	14	—	119
在股本權益直接確認的淨收益及開支	—	—	9	105	14	—	128
本期溢利	—	—	—	—	2,287	—	2,287
本期確認的收益及開支總額	—	—	9	105	2,301	—	2,415
已核准並派發之上年度末期股息	—	—	—	—	—	(2,540)	(2,540)
中期股息(參閱附註七)	—	—	—	—	(1,238)	1,238	—
於二零零五年六月三十日之權益總額	2,134	4,476	358	(14)	28,868	1,238	37,060

載於第十一頁至第十八頁之附註為本財務報表之一部分。

未經審核簡明綜合現金流量表

截至二零零六年六月三十日止之六個月

	截至六月三十日止之六個月	
	二零零六年	二零零五年
	港幣百萬元	港幣百萬元
來自營運活動之現金淨額	**3,975**	3,429
用於投資活動之現金淨額	**(1,040)**	(3,132)
用於融資活動之現金淨額	**(2,536)**	(134)
現金及現金等值之增加淨額	**399**	163
於一月一日之現金及現金等值	**4,553**	1,421
於六月三十日之現金及現金等值	**4,952**	1,584
現金及現金等值結存分析		
現金及現金等值	**4,957**	1,591
銀行透支－無抵押	**(5)**	(7)
	4,952	1,584

載於第十一頁至第十八頁之附註為本財務報表之一部分。

綜合資產負債表

於二零零六年六月三十日

	附註	(未經審核) 二零零六年 六月三十日 港幣百萬元	(經審核) 二零零五年 十二月三十一日 港幣百萬元
非流動資產			
固定資產			
一物業、機器及設備		**37,700**	38,294
一在建造中資產		**6,222**	5,524
一根據經營租賃持作自用之租約土地權益		**2,412**	2,440
	九	**46,334**	46,258
聯營公司權益		**5,741**	5,780
其他非流動財務資產		**1,687**	1,682
衍生金融工具		**44**	29
遞延稅項資產		**12**	14
僱員退休福利資產		**192**	170
		54,010	53,933
流動資產			
存貨		**502**	445
應收營業及其他賬項	十	**1,454**	1,090
燃料價條款賬		**815**	1,079
現金及現金等值	十一	**4,957**	4,561
		7,728	7,175
流動負債			
應付營業及其他賬項	十二	**(879)**	(1,068)
銀行透支一無抵押		**(5)**	(8)
銀行貸款及其他貸款流動部分		**(393)**	(354)
本期稅項		**(500)**	(220)
		(1,777)	(1,650)
流動資產淨額		**5,951**	5,525
總資產減流動負債		**59,961**	59,458
非流動負債			
計息貸款		**(11,644)**	(10,209)
遞延應付賬項及其他應付賬項		**—**	(52)
衍生金融工具		**(1)**	(287)
客戶按金		**(1,525)**	(1,508)
遞延稅項負債		**(5,409)**	(5,382)
僱員退休福利負債		**(333)**	(335)
		(18,912)	(17,773)
減費儲備		**—**	—
發展基金		**(518)**	—
資產淨值		**40,531**	41,685
資本及儲備			
股本	十三	**2,134**	2,134
儲備		**38,397**	39,551
本公司股東應佔之股本權益總額		**40,531**	41,685

載於第十一頁至第十八頁之附註為本財務報表之一部分。

未經審核綜合損益表

截至二零零六年六月三十日止之六個月

	附註	截至六月三十日止之六個月 二零零六年 港幣百萬元	二零零五年 港幣百萬元 重報
營業額	三	**5,653**	5,363
直接成本		**(1,989)**	(1,993)
		3,664	3,370
其他收入及收益淨額		**417**	482
其他營運成本		**(404)**	(409)
財務成本		**(181)**	(298)
經營溢利		**3,496**	3,145
應佔聯營公司溢利減虧損		**73**	140
除税前溢利	四	**3,569**	3,285
所得税	五	**(572)**	(540)
除税後溢利		**2,997**	2,745
管制計劃調撥撥入：	六		
發展基金		**(518)**	(458)
減費儲備		**—**	—
		(518)	(458)
股東應佔溢利			
香港業務		**2,270**	1,974
海外業務		**209**	313
本期溢利		**2,479**	2,287
中期股息	七	**1,238**	1,238
每股溢利	八	**116分**	107分
每股中期股息	七	**58分**	58分

載於第十一頁至第十八頁之附註為本財務報表之一部分。

財務回顧 *(續)*

集團資產押記

於二零零六年六月三十日，集團抵押其擁有一聯營公司股份，作為該聯營公司項目融資貸款的部分抵押安排。該聯營公司的資產約值港幣八億二千七百萬元(二零零五年十二月三十一日為港幣三億五千八百萬元)。

或有債務

於二零零六年六月三十日，本公司就附屬公司之銀行及其他借款及就附屬公司之財務承擔合共港幣五十三億五千二百萬元(二零零五年十二月三十一日為港幣五十億零二百萬元)而作出擔保及賠償保證。在該或有債務中，港幣五十億二千三百萬元(二零零五年十二月三十一日為港幣四十七億八千一百萬元)已反映在集團的綜合資產負債表內。

於二零零六年六月三十日，集團之全資附屬公司香港電燈有限公司就一項於租約期滿日之港幣二億一千萬元(二零零五年十二月三十一日為港幣二億一千萬元)設備租賃而向第三者作出擔保。

僱員

集團繼續採用按員工表現以釐定薪酬的政策及留意市場薪酬水平以確保薪酬具競爭力。截至二零零六年六月三十日止之六個月，除董事酬金外，集團的員工薪酬總支出達港幣四億三千七百萬元(二零零五年六月三十日為港幣四億四千七百萬元)。於二零零六年六月三十日，集團長期僱員人數為一千九百六十名(二零零五年六月三十日為二千零一十三名)。集團並無優先認股計劃。

集團除給予大學畢業生、見習技術員和學徒完善培訓課程外，亦提供語言、電腦知識、與本行業有關的技術，及與工作相關的訓練課程，藉此提升本集團的僱員多方面的技術和知識。

財務回顧

資本開支，流動資金，財政資源及資本負債比率

期內之資本開支為港幣十一億三千七百萬元，該資本開支主要以內部資源及向外貸款提供資金。於二零零六年六月三十日，向外貸款總額為港幣一百二十億四千二百萬元（二零零五年十二月三十一日為港幣一百零六億四千五百萬元），包括無抵押之銀行貸款及已發行之債務證券。

於二零零六年六月三十日，集團已承擔之銀行信貸總額為港幣七十一億元，其中港幣五十一億二千九百萬元已被動用。此外，可動用之流動資金為港幣四十九億五千七百萬元（二零零五年十二月三十一日為港幣四十五億六千一百萬元）。於二零零六年六月三十日集團之資本負債比率（淨負債／股東資金）為百分之十七（二零零五年十二月三十一日為百分之十五）。

庫務政策及資本結構

集團以內部資源、銀行貸款及發行債項等組合提供業務所需資金。融資活動經妥善管理，確保已承擔之信貸安排足夠應付再融資及業務上之資金需要。

於二零零六年六月三十日，集團向外貸款包括外匯及利率掉期合約在內的結構如下：

（一） 百分之七十一以港元為單位及百分之二十九以澳元為單位；

（二） 百分之七十九為銀行貸款及百分之二十一為資本市場工具；

（三） 百分之三貸款在一年內償還，百分之八十七貸款償還期為二至五年及百分之十貸款償還期超越五年；

（四） 百分之四十五為定息或上限息類別及百分之五十五為浮息類別。

集團按其庫務政策管理外匯及利率風險，主要運用衍生金融工具管理利率及外匯風險。集團的政策是不參與投機性交易。為了控制信貸風險，集團只與信貸等級被評為可接受的一方作財務交易。集團採用遠期合約、利率及外匯掉期合約以管理外幣交易風險。於二零零六年六月三十日，集團超過百分之九十五之外匯風險已透過以美元為單位或已作對沖為港元或美元為單位。集團之海外投資在適當時以該投資的貨幣融資來緩和部分外匯風險。集團以定息貸款或利用合適之利率衍生工具以管理利率風險。於二零零六年六月三十日，未履行的衍生工具合約名義總額為港幣五十八億二千四百萬元（二零零五年十二月三十一日為港幣一百零二億一千萬元）。

國際業務

二零零六年上半年度，集團於澳洲的電力業務在用電量和客戶數目方面均錄得增長。英國Northern Gas Networks業務狀況亦令人滿意，預期將可達到其營運及財務目標。在泰國叻丕 (Ratchaburi)，集團擁有百分之二十五權益的1,400兆瓦燃氣發電廠建造工程經已展開，預期於二零零八年完成。該項目的融資安排亦已於年初落實。

展望

預計香港下半年度的售電增幅，與上半年度相若，維持較低水平。此外，燃煤及天然氣價格高企將繼續為燃料成本帶來壓力。港燈現時的電費較其在管制計劃協議下可收取的水平為低。今年港燈將是連續第四年，為讓客戶受惠而收取較低電費至未能賺取准許利潤。

二零零六年上半年度，儘管集團於澳洲的電力業務所佔權益有所減低，集團的國際投資項目仍表現理想。集團將繼續採取在香港以外地區投資業務的策略，以減低對香港電力業務溢利的依賴。本人謹此向董事局仝寅、管理層及全體員工致謝，感謝他們努力不懈、竭誠服務，更感謝股東對集團業務一直的支持。

主席
霍建寧

香港，二零零六年八月十日

械工程經已完成，而燃氣輪機亦於二零零六年六月三十日成功進行首次燃點。至於位處南丫島的800千瓦風力發電站，繼二零零五年九月開始營運後於二零零六年二月二十三日正式投產，而設於風站附近的展覽中心亦同時開放，廣泛引起市民大眾對認識可再生能源的興趣。

在二零零五年開始展開的南丫發電廠新增輸電設施工程續有進展，並已完成鋪設至香港島數碼港的275千伏電纜，其中一條電路亦已通電。

港燈的供電可靠程度在二零零六年首半年繼續維持在99.999%的世界級水平，這項紀錄自一九九七年以來一直維持至今。在二零零六年首半年售出的五十億零八百萬度用電中，商業用電佔百分之七十四點九、家庭用電佔百分之二十一點一，工業用電佔百分之四。

就香港電力市場未來發展所進行的第二階段諮詢，港燈已於本年三月向政府呈交回應文件，而政府亦接獲一萬七千多份意見書。儘管市民大眾就政府有關電力市場建議的討論，大多集中在電費及電力可靠的問題，但根據政府就第二階段諮詢所歸納的意見，社會上普遍認為電力可靠程度和安全供電至為重要，並應作為電力市場未來發展的主要考慮因素。事實上，廣東省預計出現的電力短缺、紐約及新西蘭首都奧克蘭近期面臨的多次停電，以至最近加州出現的供電緊張等情況，正好提醒我們維持安全可靠電力的重要性。歐美近日受熱浪侵襲，危及當地電網的穩定性和可靠性，充分反映持續投資電力基建的重要性。在香港，現行的管制計劃協議及協議所帶來的回報，確保有關的電力基建投資得以進行，以達至高度穩定和可靠的供電服務。這項服務水平在現今香港被視為理所當然，但在世界其他地方未必享受到。儘管港燈支持政府現行的供電政策，贊成以合理價格提供安全可靠的供電及把對環境所造成的影響減至最低，但在港燈的回應文件中，亦就政府建議的安排表示關注，特別是有關准許回報率、規管年期及更改排放罰則等方面。公司將繼續與政府商討該等已表示關注的事項，以期為股東爭取合理結果，亦同時確保客戶得以繼續享有可靠的電力供應服務。

董事局主席報告

中期業績

二零零六年集團首六個月未經審核之綜合溢利，經扣除稅項及作管制計劃調撥後，為港幣二十四億七千九百萬元，較去年同期增加百分之八點四。相較於二零零五年所得的港幣十九億四千三百萬元溢利，期內香港電燈有限公司(港燈)溢利為港幣二十一億二千八百萬元。集團二零零六年首六個月的國際業務溢利為港幣二億零九百萬元，較去年同期的港幣三億一千三百萬元為低，主要由於集團在二零零五年十二月出售澳洲電力業務百分之二十二點零七權益。

中期息

董事局宣佈二零零六年度中期息為每股五角八分(二零零五年為五角八分)。股息將於二零零六年九月二十二日派發予二零零六年九月二十一日已登記在股東名冊之股份持有人。

本公司將於二零零六年九月十四日至二零零六年九月二十一日(首尾兩天包括在內)停止辦理過戶手續。擬收取中期息之人士，須於二零零六年九月十三日下午四時前向股權登記處辦理過戶手續。

香港業務

二零零六年首六個月的售電量增長為百分之零點九。儘管香港經濟情況有所改善，售電量僅稍微高於去年同期。售電增長低主要由於雨量較多、天氣較為清涼，以及受多項節約能源的計劃所影響。相較於二零零五年同期所錄得的二千三百六十三兆瓦最高需求量，二零零六年首六個月的最高需求量為二千四百三十四兆瓦。

公司於二零零六年上半年為南丫發電廠減少排放之計劃，續有進展，而有關為第四號及第五號燃煤機組加裝煙氣脫硫裝置的合約亦預期於今年九月批出。長達九十三公里、由深圳至南丫發電廠的海底氣體管道已鋪設完成，管道氣壓亦已通過測試。而港燈首台300兆瓦級別的燃氣聯合循環機組，即南丫發電廠第九號機組的土木及機



香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

二零零六年中期報告